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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                                    SEC FILING NUMBER: 0-26684
                                                                       ---------
                                                    CUSIP NUMBER:    379337
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[  ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K [x] Form 10-Q and
Form 10-QSB [  ]

    For Period Ended:  June 30, 1997
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    [ ]    Transition Report on Form 10-K
    [ ]    Transition Report on Form 20-F
    [ ]    Transition Report on Form 11-K
    [ ]    Transition Report on Form 10-Q
    [ ]    Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     ------------------------------------------

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    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
    TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
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PART I - REGISTRANT INFORMATION

    Full Name of Registrant    GLOBAL INTELLICOM, INC.
    Former Name if Applicable  ------------------------------------------------

    Address of Principal Executive Office (STREET AND NUMBER)

                        747 Third Avenue
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    City, State and Zip Code      New York, New York 10017
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PART II - RULES 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [  ] (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

    State below in reasonable detail why Form 10-K and Form 10-KSB, 20-F, 11-K, 10Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    Management has recently concluded that a decision by NEC Technologies, Inc. to eliminate its two-tier system of distribution will effectively terminate NEC Technologies' existing distribution relationship with Registrant's Nevor subsidiary. As a result, Registrant's financial statements are being revised to reflect the discontinuance of a substantial portion of Nevcor's operations. The delays associated with such revision could not be eliminated prior to August 14, 1997 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           Johan de Muinck Keizer, General Counsel   (212)        750-3772
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           (Name)                                    (Area Code)  (Telephone #)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                             [X]  Yes       [  ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X]  Yes       [  ]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Consolidated results of operations are expected to reflect an increase in excess of 300% in sales revenues, from approximately $6.1 million for the six months ended June 30, 1996 to approximately $18.5 million for the six months ended June 30, 1997. The 1996 and 1997 figures both reflect revisions to the financials as a result of the discontinuance of certain operations. The 1997 sales revenues include the operations of Registrant's Global-InSync, Inc. subsidiary, whose business was acquired in the last quarter of 1996. Registrant also expects to report a net loss for the six months ending June 30, 1997, significantly in excess of the net loss of $788,000 reported for the comparable 1996 period. The loss for the six month period results from a number of factors, including substantially increased operating expenses associated with a much larger revenue base, an increased investment in marketing and sales efforts and the discontinuance of certain Nevcor operations.

                               GLOBAL INTELLICOM, INC.
                   -----------------------------------------------
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      August 14, 1997        By: /s/   Howard Maidenbaum
    -------------------------         -----------------------------------
                                      Name:  Howard Maidenbaum
                                      Title: Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

                                      ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001)